AIMCO PROPERTIES, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, CO 80230
February 14, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549

Attn:	Linda van Doorn
Joseph Ucuzoglu
Karen Garnett

Re:	AIMCO Properties, L.P.
File No. 000-24497
Form 10-K for the year ended December 31, 2005
Ladies & Gentlemen:
     We have calculated a range of valuations for the Class IX High Performance Unit (“HPU”) program using a valuation methodology described by the staff that is referenced to the common stock of Apartment Investment and Management Company (“Aimco”) (the “Alternative Methodology”) in addition to the valuation methodology used by the Board of Directors of Aimco and Lehman Brothers (the “Lehman Methodology”).
     As you recall, the valuation of the HPU program using the Lehman Methodology produced a range of $550,000 to $1,320,000. Within that range, Aimco determined that the fair value of the HPU program was $875,000. Using the Alternative Methodology described by the Staff and based on the assumptions noted below, the valuation for the Class IX HPUs would have ranged from $876,000 (assuming a discount rate of 50% for the three year measurement period and a liquidity discount on any HPUs received at the conclusion of the measurement period of
50%1) to $1,761,000 (assuming a discount rate of 36% for the three year measurement period and a liquidity discount on any HPUs received at the conclusion of the measurement period of 25%).

[1]	The liquidity discount reflects the fact that the HPUs are not transferable (except to family members or in the event of death) and are not convertible into the common stock unless there is a change of control.

United States Securities and Exchange Commission
February 14, 2007

     We hereby represent that the difference between the application of the Alternative Methodology and the Lehman Methodology described above would not have had a material impact on Aimco or AIMCO Properties L.P.
     If you have further questions regarding the information provided, please contact me or Amy Bowerman Freed at (212) 918-8270.

Sincerely,
/s/ Thomas M. Herzog
Thomas M. Herzog
Executive Vice President and Chief Financial Officer of AIMCO-GP, Inc., the general partner of AIMCO Properties, L.P.

Cc:	Amy Bowerman Freed
Miles Cortez